# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIODESIX, INC., CIK 0001439725
CUSIP: 09075X207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 919 West Dillon Rd, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 483,694; sole dispositive power 0; shared dispositive power 483,694; aggregate amount beneficially owned 483,694 (4.6% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 483,694; sole dispositive power 0; shared dispositive power 483,694; aggregate amount beneficially owned 483,694 (4.6% of the class)
- Perceptive Credit Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 483,694; sole dispositive power 0; shared dispositive power 483,694; aggregate amount beneficially owned 483,694 (4.6% of the class)
- PCOF EQ AIV IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 51,828; sole dispositive power 0; shared dispositive power 51,828; aggregate amount beneficially owned 51,828 (0.5% of the class)
- Perceptive Credit Holdings IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 431,866; sole dispositive power 0; shared dispositive power 431,866; aggregate amount beneficially owned 431,866 (4.1% of the class)

## Item 1. Issuer
Name of issuer: BIODESIX, INC.
Address of issuer's principal executive offices: 919 West Dillon Rd Louisville, Colorado 80027

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.001 par value per share (the "Common Stock") of Biodesix, Inc. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Credit Advisors LLC ("Perceptive Credit")
PCOF EQ AIV IV, LP (the "Opportunity Fund")
Perceptive Credit Holdings IV, LP (the "Credit Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
Perceptive Credit is a Delaware limited liability company.
The Opportunity Fund is a Delaware limited partnership.
The Credit Fund is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 10,108,580 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2026 and give effect to the exercise of the Warrants (as defined below).

The Credit Fund directly holds (i) 56,866 shares of Common Stock and (ii) 375,000 warrants to purchase shares of Common Stock (the "Warrants"). The Opportunity Fund directly holds 51,828 shares of Common Stock.

The Warrants may not be exercised if the Reporting Persons would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock after giving effect to such exercise. Accordingly, the Credit Fund and Opportunity Fund could currently exercise all of their Warrants.

Perceptive Credit serves as the investment manager to each of the Credit Fund and Opportunity Fund and as relying advisor under Perceptive Advisors. Perceptive Credit Opportunities GP, LLC serves as the general partner of the Credit Fund. PCOF EQ AIV GP, LLC serves as the general partner of the Opportunity Fund. Mr. Edelman is the managing member of Perceptive Advisors. Each of Perceptive Advisors, Perceptive Credit and Mr. Edelman may be deemed to beneficially own the securities of the Issuer held by the Credit Fund and the Opportunity Fund.
Percent of class:
Perceptive Advisors: 4.6%
Mr. Edelman: 4.6%
Perceptive Credit: 4.6%
The Opportunity Fund: 0.5%
The Credit Fund: 4.1%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Perceptive Credit: 0
The Opportunity Fund: 0
The Credit Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 483,694
Mr. Edelman: 483,694
Perceptive Credit: 483,694
The Opportunity Fund: 51,828
The Credit Fund: 431,866
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Perceptive Credit: 0
The Opportunity Fund: 0
The Credit Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 483,694
Mr. Edelman: 483,694
Perceptive Credit: 483,694
The Opportunity Fund: 51,828
The Credit Fund: 431,866

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/15/2026)
- Perceptive Credit Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)
- PCOF EQ AIV IV, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)
- Perceptive Credit Holdings IV, LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)